Mail Stop 4561

October 26, 2006

Harry Edelson
Chairman and Chief Executive Officer
China Opportunity Acquisition Corp.
c/o Cornerstone Financial
354 East 50th Street
New York, NY 10022

Re: **China Opportunity Acquisition Corp.**
         Registration Statement on Form S-1
         Filed September 29, 2006
         File No. 333-137716

Dear Mr. Edelson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your disclosure throughout to explain that the underwriters firm commitment obligation to purchase the units is contingent upon the consummation of the sale of the insider warrants, as set forth in Section 4.9 of the form of underwriting agreement filed as Exhibit 1.1 to the registration statement.

2.   Refer to Article SEVENTH (B) of your form of amended and restated certificate of incorporation, filed as Exhibit 3.1. We note that the "Trust Fund" will consist of "a certain amount" of the net proceeds of the IPO. Please tell us which of your governing

documents contains the requirement that you deposit $33,200,000 in escrow following the offering and revise your disclosure to reflect the source of the obligation.

3.   Please revise to disclose how you will value a proposed acquisition. For example, please disclose whether your governing documents would permit you to value a proposed acquisition at the required 80% value by infusing the acquisition target with your own capital immediately before or after the acquisition such that it reached the 80% level.

4.   We note your disclosure on the first paragraph and elsewhere that your officers and directors have agreed to vote their pre-IPO shares in accordance with the vote of the majority of the pubic stockholders in connection with the merger. Please revise further to explain how this agreement is expected to have any bearing on the outcome of the vote regarding a proposed business combination, when approval thereof only requires approval of the majority of the IPO shares voted.

Prospectus Cover Page

5.   Please revise here and throughout to characterize the warrants as "callable" to reflect that investors do not have the right to redeem but rather that you have the right to call the warrants under certain circumstances at a price of $.01 per warrant.

6.   Refer to your statement in the fifth paragraph on the cover page that units, common stock and warrants "will trade" on the OTCBB on or promptly after the date of the prospectus. Since it does not appear that you have had an application to list on the OTCBB approved, it is not appropriate to create the impression that you will trade on the OTCBB. See the introductory note to Item 202 of Regulation S-K. Please revise or advise.

7.   Please expand your disclosure regarding the trust account to address the time period the proceeds will be held in the trust and briefly describe the conditions for releasing investors' funds from the trust.

Prospectus Summary, page 1

8.   Please relocate your summary "Risk" section on page 10 so that it precedes the summary of "The Offering" and to include the material risks rather than a cross reference to the risk factor section. Please include in the summary risk section the risks that:

- investors funds will be held in trust for 24 months in the event you do not consummate a business combination

- if third parties bring claims against you, the proceeds held in trust could be reduced and the per share liquidation price may be less than $5.76 per share

- stockholders may be held liable for claims by third parties against you to the extent of distributions received by them

- an effective registration statement may not be in place when an investor desires to exercise warrants causing such warrants to be practically worthless

- you may not acquire another business directly but may provide for control over a business through contractual arrangements

9.   Please include your internet address if you have one. See Item 101(e)(3) of Regulation S-K.

10.   Please revise your disclosure on the penultimate full paragraph on page 1 to explain your basis for believing that the Chinese market provides "attractive valuations for target businesses."

11.   We note your disclosure in the final carry-over paragraph on page 35 that you could use your capital stock in whole or in part to pay the purchase price of a business combination and that in such a case net proceeds not expended in the business combination will be used "as working capital to finance the operations of the target business." Please revise the summary and summary risk factors to highlight this disclosure and to discuss any limitations on the incurrence of debt or issuance of stock for this purpose. Further please disclose that once released from escrow, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

12.   Please disclose the fact that non-institutional investors may only purchase securities in this offering if they reside in certain states, listing those states.

The Offering, page 3

13.   Please revise to disclose what will happen to the units after the warrants and the common stock underlying them begin to trade separately. For instance, please disclose whether the units merely expire and separate into warrants and common stock, or whether they continue to trade separately. Also, please describe what unitholder action is necessary to convert the units into their component parts.

14.   We note your statement on page 6 regarding the limited payments insiders may receive in connection with services rendered in order to effectuate the consummation of a business combination.   Please revise your summary to discuss all benefits to affiliates in connection with the offering or consummation of a business combination, including any future fees payable to affiliates, whether before or after the consummation of a business combination.

15.   We note your disclosure on page 2 that you may issue a significant amount of debt or equity securities in situations in which you acquire a target business with a fair market value in excess of 80% of your net assets. Please revise to clarify that in connection with any acquisition, you are not required to use the trust funds to pay the purchase price of a business combination; rather you must consummate a business combination with a *value* equal to 80% of your net assets. Please revise to highlight this disclosure and to discuss any limitations on the incurrence of debt or issuance of stock for this purpose. Further, please revise to explain that 80% of your net assets includes only the amounts held in trust, excluding deferred underwriters discounts. Finally, please disclose that you are not required to use only the proceeds held in trust to complete a business combination and that once released from the trust, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

16.   Please revise to include a summary of conflicts of interest.

17.   Please revise your disclosure next to the heading "Common stock:" on page 4 to explain that the number of shares to be outstanding after the offering does not include the shares underlying the warrants.

18.   Please revise your disclosure next to the heading "Redemption:" on page 4 to explain that you may not call any warrants for redemption unless a registration statement covering the warrants and underlying stock is in effect. In addition, please revise here and in your final risk factor on page 14 to explain that the insider warrants would continue to be exercisable into restricted securities despite the fact that the public shareholders may be unable to exercise their warrants or have them redeemed. This discussion should highlight the fact that the public warrant holders' warrants could expire worthless if you fail to maintain an effective registration statement covering the underlying stock, whereas the insider warrants may not.

19.   Please explain further, in the second full paragraph on page 5, how the redemption criteria is meant to provide "liquidity to cushion the market reaction" to your redemption call.

Conversion rights for stockholders voting to reject a business combination, page 8

20.   We note your statement that stockholders voting against a business combination will be entitled to convert their stock into a pro rata share of the trust account "less any amounts distributed to us." Please revise to clarify the nature and amount of distributions that may be made to you. Further, please quantify the amount, or a range, that stockholders who reject a business combination may receive upon conversion.

21.   Refer to the final paragraph on page 8. Please disclose whether you have received a written agreement from the existing stockholders not to seek appraisal rights with respect to their shares.

Summary Financial Data, page 11

22.   Please reconcile your disclosure in the footnote that the adjusted amounts in the chart assume the payment of the deferred underwriters discount with disclosure in the third paragraph after the chart that "the total amount to be placed in trust includes" the underwriters discount. In particular, it is not clear whether the quoted disclosure refers to the quantities in the chart or constitutes merely a statement of fact.

23.   We note your statement on page 6 that "there will be no fees or other cash payments paid to our existing officers, directors, advisors or their affiliates *prior to, or for any services they render in order to effectuate, the consummation of a business combination*" (emphasis added). Please revise your summary to discuss all benefits to affiliates in connection with the offering or consummation of a business combination, including any future fees payable to affiliates, whether before or after the consummation of a business combination.

Risk Factors, page 13

24.   Please include a risk factor discussing the fact that if you do not buy an operating company, investors' funds will be tied up in escrow for as long as two years.

25.   Please include a separate risk factor explaining that the board is not required to obtain an independent third party appraisal in connection with determining the fair market value of an acquisition, even if the target is an affiliate or a company in which an affiliate has an interest.

We may be dependent on interest earned on the trust account to fund our search for a target business or business to complete our initial business combination, page 13

26.   Please quantify, under this risk factor heading, your expected working capital needs for the first and second 12 month-periods if you do not break escrow during this period.

Because the September 8, 2006, PRC merger and acquisition regulations permit the government agencies to have scrutiny over the economics of an acquisition transaction and require consideration in a transaction to be paid within stated time limits, we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction, page 24

27.   Please explain further the statement that the new regulations "require new foreign sourced capital of not less than 25% of the company's post-acquisition capital in order to

obtain FIE treatment." In particular, explain the treatment that a company with less than such 25% foreign sourced capital would receive and why FIE treatment is desirable.

The PRC merger and acquisition regulations of September 8, 2006, have introduced industry protection and anti-trust aspects to the acquisition of Chinese companies and assets which may limit our ability to effect an acquisition, page 24

28.   Refer to the fourth sentence under this heading. Please explain what the phrase "including any one of the level of sales of assets within China" means.

Any devaluation of currencies used in the PRC could negatively impact our target business' results of operations and any appreciation thereof could cause the cost of a target business as measured in dollars to increase, page 26

29.   Refer to the penultimate sentence under this risk factor heading. Please disclose the figure against which the Renminbi's percentage appreciation is measured.

Fluctuations in the value of the Renminbi relative to foreign currencies could affect our operating results, page 26

30.   Please explain the circumstances under which you might be required to convert Renminbi to a different currency.

Use of Proceeds, page 29

31.   Please revise the estimated underwriting non-accountable expense allowance to represent 0.5% of gross proceeds under the scenario in which the over-allotment option is exercised in full.

32.   On page 31, you state that if you have insufficient funds to pay the costs of liquidation your initial stockholders have agreed to advance you the funds necessary to complete such liquidation, currently anticipated to be no more than $15,000 and have agreed not to seek repayment of such expenses. Please revise to disclose whether your agreements with your stockholders are written or oral. If they are written, please file them as Exhibits. Also, please disclose whether these liquidation expenses include debts and obligations owed to target businesses or vendors.

33.   On pages 32 and 57, you state that you plan to repay the loan payable to Mr. Edelson from the proceeds of this offering. Please revise this section to note this fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

34.   Please revise this section to include a tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Proposed Business, page 37

35.   Please provide a copy of the report referenced in the first bullet point on page 37 and highlight or otherwise indicate the portions of this report that supports your disclosure.

Government Regulations, page 37

36.   Please expand your disclosure in the second sentence under this heading to explain what a "trade and service related foreign service exchange transaction" is.

Effecting a Business Combination, page 38

37.   Refer to the third full paragraph on page 40. Please disclose whether the $360,000 referred to in the last sentence is in addition to the $360,000 deferred underwriters' compensation to be held in trust until consummation of a business combination.

38.   We note your disclosure in the penultimate paragraph on page 42 that you will distribute funds to converting stockholders "promptly" after completion of a business combination. Please provide disclosure to explain what you mean by "promptly" in this context, describe what event will be deemed the "consummation" of a business combination and explain how long after the stockholder vote you expect such consummation to occur.

Employees, page 46

39.   Please revise to disclose whether you have entered into employment agreements with your executive officers. If you do not have agreements with your executives, please revise your disclosure to state your basis for the following statements:

- "once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination;" and
- "[you] presently expect Messrs. Edelson, Shereck and Puro to devote an average of approximately 10 hours per week to our business."

Facilities, page 45

40.   Please explain how you are able to occupy space at 354 East 50th Street at no charge.

Periodic Reporting and Audited Financial Statement, page 46

41.   Please revise to reflect the fact that you are registering the offering of the units, common stock and warrants under the Securities Act of 1933, rather than the Securities and Exchange Act of 1934.

Management, page 51

Special Advisors, page 52

42.   Please explain the relationship between you and the "special advisors," describing any agreements that exist between you and the advisors to provide products or services and identify the control persons for China Investment Group LLC.

Conflicts of Interest, page 53

43.   Refer to the first paragraph on page 54. Please disclose the names of any entities to which your management has pre-existing fiduciary obligations which might have priority over an obligation to the company.

44.   Please revise your disclosure in the penultimate paragraph on page 54 to explain whether the stock acquired by insiders in the IPO and aftermarket will be considered part of the holdings of the public stockholders for all purposes, including voting and liquidation rights.

Part II. Information Not Required in Prospectus

Undertakings, page II-5

45.   We note you have included the undertakings for a registration statement relying on Rule 430A. Please confirm you intend to rely on Rule 430A.

Exhibits

46.   We have reviewed counsel's opinion set forth as Exhibit 5.1. We note in the first paragraph of the opinion counsel's statement that "the Registration Statement related to the resale by certain individuals" of the insider warrants and stock underlying those warrants. Please revise your registration statement substantially to include disclosure required in resale registration statements, including payment of the registration fee therefore, Item 507 of Regulation S-K disclosure and other relevant disclosure items. Alternatively, provide a revised opinion of counsel which does not include this statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus at (202) 551-3412 or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: David Allan Miller, Esq. (*via facsimile*)
        Graubard Miller